UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 12, 2007**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In conjunction with equity award grants made pursuant to the Caterpillar Inc. 2006 Long-Term Incentive Plan, named executive officers receive an award letter referring them to an internal website containing key documents including, the Plan Prospectus, which gives a thorough summary of the award, and the Legal Granting Documents for each type of award, which contain the complete terms and conditions of the award and are attached herewith as Exhibits 99.1, 99.2 and 99.3.

Item 9.01 Financial Statements and Exhibits.

    (d)   Exhibits:

        99.1   Terms Applicable to Awards of Nonqualified Stock Options

        99.2   Terms Applicable to Awards of Restricted Stock Units

        99.3   Terms Applicable to Awards of Stock Appreciation Rights

* *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

February 12, 2007   By: */s/ James B. Buda*
                                            James B. Buda
                                          Vice President

Exhibit 99.1

Caterpillar Inc.
2006 Long-Term Incentive Plan
Nonqualified Stock Options

[INSERT GRANT DATE]

If you were awarded non-qualified stock options ("NQSOs") on [INSERT GRANT DATE] (the "Grant Date") pursuant to the Caterpillar Inc. 2006 Long-Term Incentive Plan (the "Plan") at a price of [INSERT PRICE] (the "Grant Price"), this document specifies the material terms and provisions applicable to such award (the "Option Award").

Term of the Award
The Option Award will expire unless exercised by the tenth anniversary of the Grant Date (the "Expiration Date").

Vesting
The Option Award is subject to a three-year cliff vesting period. The Option Award will become fully vested (and exercisable) on the third anniversary of the Grant Date (the "Vesting Date"). If you terminate employment for any reason other than long-service separation, disability or death (as described more fully below) prior to the Vesting Date, the Option Award will be forfeited.

Exercise of Award
The Option Award may only be exercised through the Plan's designated broker, the Gallagher Group at Smith Barney, or through such other means as Caterpillar Inc. (the "Company") may designate. You may exercise the Option Award by providing notice of exercise, in a form acceptable to the Company, setting forth the number of shares to be exercised, accompanied by full payment for the shares. The exercise price shall be payable by: (1) tendering cash, via a "cash purchase and hold" exercise transaction; (2) tendering previously acquired shares of Company common stock, via a "stock swap" exercise transaction; or (3) cashless exercise from the proceeds of a sale of shares through a "exercise and sell all", or "exercise and sell to cover" transaction.

Termination of Employment
Your termination of employment with the Company and its subsidiaries or affiliates will impact the Option award as follows:

- **Long-Service Separation**
  If your employment with the Company and/or its subsidiaries or affiliates terminates by reason of long-service separation (*i.e.* after attainment of age 55 with 10 or more years of service), the Option Award will become fully vested to the extent not vested and to the extent that you were continuously employed by the Company and/or its subsidiaries or affiliates for six months immediately following the Grant Date. Such Option Award will remain exercisable until the earlier of: (1) the Expiration Date or (2) 60 months from the date of such termination of employment.

- **Disability**
  If your employment with the Company and/or its subsidiaries terminates by reason of disability, the Option Award will become fully vested to the extent not vested and to the extent that you were continuously employed by the Company and/or its subsidiaries or affiliates for six months immediately following the Grant Date. Such Option Award will remain exercisable until the earlier of: (1) the Expiration Date or (2) 60 months from the date of such termination of employment.

- **Death**
  If your employment with the Company and/or its subsidiaries terminates by reason of death, the NQSO will become fully vested to the extent not vested and to the extent that you were continuously employed by the Company and/or its subsidiaries or affiliates for six months immediately following the Grant Date. Such Option Award will remain exercisable by your beneficiary (or your estate if you have not named a beneficiary at the time of your death) until the earlier of: (1) the Expiration Date; (2) 38 months following your termination of employment; or (3) 66 months following long-service separation or termination due to disability, if applicable.

- **Cause**

  If your employment with the Company is terminated for "Cause" (as defined in the Plan), all of your NQSOs associated with the Option Award shall expire immediately and all rights thereunder cease upon such termination.

- **Other**

  If your employment with the Company and/or its subsidiaries or affiliates terminates for any reason other than long-service separation, disability, cause or death (*e.g.*, quit or discharge), all non-vested NQSOs associated with the Option Award shall be immediately forfeited to the company. With respect to vested NQSOs, you will have until the earlier of (1) the Expiration Date or (2) 60 days from the date of such termination of employment to exercise.

Transferability of Award

Subject to certain exceptions set forth in the Plan, the Option Award is only exercisable by you (or your beneficiary, estate or representative, as applicable) and may not be assigned, transferred, pledged or hypothecated in any way. The Option Award is not subject to execution, attachment or similar process. Any attempt at such, contrary to the provisions of the Plan, will be null and void and without effect.

Designation of Beneficiary

If you have not done so already, you are encouraged to designate a beneficiary (or beneficiaries) to whom your benefits under the Plan will be paid upon your death. If you do not designate a beneficiary, any benefits payable pursuant to the Plan upon your death will be paid to your estate.

Administration of the Plan

The Option Award shall at all times be subject to the terms and provisions of the Plan and the Plan shall be administered in accordance with the terms of, and as provided in, the Plan. In the event of conflict between the terms and provisions of this document and the terms and provisions of the Plan, the provisions of the Plan shall control.

Tax Impact

Please refer to the Plan Prospectus for a general description of the U.S. federal tax consequences of an Option Award. You may also wish to consult with your personal tax advisor regarding how the Option Award will impact your individual tax situation.

Compliance with Securities Laws

The Company will take steps required to achieve compliance with all applicable U.S. federal and state securities laws (and others, including registration requirements) and with the rules and practices of the stock exchanges upon which the stock of the Company is listed. Provisions are made within the Plan covering the effect of stock dividends, stock splits, changes in par value, changes in kind of stock, sale, merger, recapitalization, reorganization, etc.

Effect on Other Benefits

The Option Award (and its exercise) is not intended to impact the coverage of or the amount of any other employee benefit plans in which you participate that are sponsored by the Company and any of its subsidiaries.

Further Information

For more detailed information about the Plan, please refer to the Plan prospectus or the Plan itself. Copies of the prospectus and the Plan can be obtained from the Executive Compensation intranet Web site at https://hsd.cat.com/executivecompensation. If you have any questions regarding your equity compensation under the Plan, please contact Paul Gaeto, Director of Compensation + Benefits at (309) 675-5624.

Exhibit 99.2

Caterpillar Inc.
2006 Long-Term Incentive Plan
Restricted Stock Units

[INSERT GRANT DATE]

If you were awarded restricted stock units ("RSUs") on [INSERT GRANT DATE] (the "Grant Date") pursuant to the Caterpillar Inc. 2006 Long-Term Incentive Plan (the "Plan"), this document specifies the material terms and provisions applicable to such award (the "RSU Award").

Vesting
The RSU Award is subject to a three-year cliff vesting period. The RSU Award will become fully vested on the third anniversary of the Grant Date (the "Vesting Date"). If you terminate employment for any reason other than long-service separation, disability or death (as described more fully below) prior to the Vesting Date, the RSU Award will be forfeited.

Upon vesting of the RSU Award, you will receive shares of common stock of Caterpillar Inc. (the "Company") equal to the number of RSUs. For example, if you were granted 250 RSUs, you will receive 250 shares of Company common stock on the Vesting Date, less any shares withheld to satisfy mandatory income and social tax withholding requirement.

Voting Rights
During the period between the Grant Date and the Vesting Date (the "Restriction Period), you are not entitled to voting rights with respect to the RSUs. When shares are issued upon vesting of the RSU Award, you then will have full voting rights with respect to the shares issued.

Dividends and Other Distributions
During the Restriction Period, you will not receive dividends or any other distributions (*e.g.,* dividend equivalents) with respect to the RSU Award. When shares are issued upon vesting of the RSU Award, you then will have dividend rights with respect to the shares issued.

Termination of Employment
Your termination of employment with the Company and its subsidiaries will impact the RSU Award as follows:

- **Long-Service Separation**
  If your employment with the Company and/or any subsidiary or affiliate terminates by reason of long-service separation (*i.e.,* after attainment of age 55 with 10 or more years of service), to the extent that you were continuously employed by the Company and/or any subsidiary or affiliate for six months immediately following the Grant Date, your RSU Award will become fully vested and shares of Company common stock will be issued to you.

- **Disability**
  If your employment with the Company and/or any subsidiary or affiliate terminates by reason of disability, to the extent that you were continuously employed by the Company and/or any subsidiary or affiliate for six months immediately following the Grant Date, your RSU Award will become fully vested and shares of Company common stock will be issued to you.

- **Death**
  If your employment with the Company and/or any subsidiary or affiliate terminates by reason of death, to the extent that you were continuously employed by he Company and/or any subsidiary or affiliate for six months immediately following the Grant Date, your RSU Award will become fully vested and shares of Company common stock will be issued to your beneficiary or your estate, as applicable.

- **Other**
  If your employment with the Company and/or any subsidiary or affiliate terminates for any reason other than long-service separation, disability, or death (*e.g.*, quit or discharge), all non-vested RSUs shall be immediately forfeited.

Transferability of Award
Subject to certain exceptions set forth in the Plan, the RSU Award may not be assigned, transferred, pledged or hypothecated in any way. The RSU Award is not subject to execution, attachment or similar process. Any attempt at such, contrary to the provisions of the Plan, will be null and void and without effect. Note that once a RSU Award vests and shares of Company common stock are issued, you will have the ability to transfer those shares.

Designation of Beneficiary
If you have not done so already, you are encouraged to designate a beneficiary (or beneficiaries) to whom your benefits under the Plan will be paid upon your death. If you do not designate a beneficiary, any benefits payable pursuant to the Plan upon your death will be paid to your estate.

Administration of the Plan
The RSU Award shall at all times be subject to the terms and provisions of the Plan and the Plan shall be administered in accordance with the terms of, and as provided in, the Plan. In the event of conflict between the terms and provisions of this document and the terms and provisions of the Plan, the provisions of the Plan shall control.

Tax Impact
Please refer to the Plan Prospectus for a general description of the U.S. federal tax consequences of an RSU Award. You may also wish to consult with your personal tax advisor regarding how the RSU Award impacts your individual tax situation.

Compliance with Securities Laws
The Company will take steps required to achieve compliance with all applicable U.S. federal and state securities laws (and others, including registration requirements) and with the rules and practices of the stock exchanges upon which the stock of the Company is listed. Provisions are made within the Plan covering the effect of stock dividends, stock splits, changes in par value, changes in kind of stock, sale, merger, recapitalization, reorganization, etc.

Effect on Other Benefits
The RSU Award is not intended to impact the coverage of or the amount of any other employee benefit plans in which you participate that are sponsored by the Company and any of its subsidiaries or affiliates.

Further Information
For more detailed information about the Plan, please refer to the Plan prospectus or the Plan itself. Copies of the prospectus and the Plan can be obtained from the Executive Compensation intranet Web site at https://hsd.cat.com/executivecompensation. If you have any questions regarding your equity compensation under the Plan, please contact Paul Gaeto, Director of Compensation + Benefits at (309) 675-5624.

Exhibit 99.3

Caterpillar Inc.
2006 Long-Term Incentive Plan
Stock Appreciation Rights (SARs)

[INSERT GRANT DATE]

If you were awarded stock appreciation rights ("SARs") on [INSERT GRANT DATE] (the "Grant Date") pursuant to the Caterpillar Inc. 2006 Long-Term Incentive Plan (the "Plan") at a price of [INSERT PRICE] (the "Grant Price"), this document specifies the material terms and provisions applicable to such award (the "SAR Award").

Term of the Award
The SAR Award will expire unless exercised by the tenth anniversary of the Grant Date (the "Expiration Date").

Vesting
The SAR Award is subject to a three-year cliff vesting period. The SAR Award will become fully vested (and exercisable) on the third anniversary of the Grant Date (the "Vesting Date"). If you terminate employment for any reason other than long-service separation, disability or death (as described more fully below) prior to the Vesting Date, the SAR Award will be forfeited.

Exercise of Award
The SAR Award only may be exercised through the Plan's designated broker, the Gallagher Group at Smith Barney, or through such other means as Caterpillar Inc. (the "Company") may designate. You may exercise the SARs associated with the SAR Award by providing notice of exercise, in a form acceptable to the Company, setting forth the number of SARs to be exercised. Upon the exercise of the SAR, the exercise will be settled in shares of Company common stock. The exercise may not be settled in cash.

Upon exercise, you will be entitled to receive shares of Company common stock equal to the excess of the fair market value of a share of Company common stock on the date the SAR is exercised over the Grant Price, multiplied by the number of SARs exercised. For example, if you were granted 1,000 SARs at a price of $75 and on the date you exercise, the fair market value of Company common stock is $100 per share, you would receive 250 shares of Company common stock, less any shares withheld to satisfy mandatory income and social tax withholding requirements.

Termination of Employment
Your termination of employment with the Company and its subsidiaries will impact the SAR Award as follows:

- **Long-Service Separation**
  If your employment with the Company and/or its subsidiaries or affiliates terminates by reason of long-service separation (*i.e.* after attainment of age 55 with 10 or more years of service), the SAR Award will become fully vested to the extent not vested and to the extent that you were continuously employed by the Company and/or its subsidiaries or affiliates for six months immediately following the Grant Date. Such SAR Award will remain exercisable until the earlier of: (1) the Expiration Date or (2) 60 months from the date of such termination of employment.

- **Disability**
  If your employment with the Company and/or its subsidiaries terminates by reason of disability, the SAR Award will become fully vested to the extent not vested and to the extent that you were continuously employed by the Company and/or its subsidiaries or affiliates for six months immediately following the Grant Date. Such SAR Award will remain exercisable until the earlier of: (1) the Expiration Date or (2) 60 months from the date of such termination of employment.

- **Death**
  If your employment with the Company and/or its subsidiaries terminates by reason of death, the SAR Award will become fully vested to the extent not vested and to the extent that you were continuously employed by the Company and/or its subsidiaries or affiliates for six months immediately following the Grant Date. Such SAR Award will remain exercisable by your beneficiary (or your estate if you have not named a beneficiary at the time of your death) until the earlier of: (1) the Expiration Date; (2) 38 months following your termination of employment; or (3) 66 months following long-service separation or termination due to disability, if applicable.

- **Cause**

  If your employment with the Company is terminated for "Cause" (as defined in the Plan), all of your SARs associated with the SAR Award shall expire immediately and all rights thereunder cease upon such termination.

- **Other**

  If your employment with the Company and/or its subsidiaries or affiliates terminates for any reason other than long-service separation, disability, cause or death (*e.g.*, quit or discharge), all non-vested SARs associated with the SAR Award shall be immediately forfeited to the company. With respect to vested SARS, you will have until the earlier of (1) the Expiration Date or (2) 60 days rom the date of such termination of employment to exercise.

Transferability of Award

Subject to certain exceptions set forth in the Plan, the SAR Award is only exercisable by you (or your beneficiary, estate or representative, as applicable) and may not be assigned, transferred, pledged or hypothecated in any way. The SAR Award is not subject to execution, attachment or similar process. Any attempt at such, contrary to the provisions of the Plan, will be null and void and without effect.

Designation of Beneficiary

If you have not done so already, you are encouraged to designate a beneficiary (or beneficiaries) to whom your benefits under the Plan will be paid upon your death. If you do not designate a beneficiary, any benefits payable pursuant to the Plan upon your death will be paid to your estate.

Administration of the Plan

The SAR Award shall at all times be subject to the terms and provisions of the Plan and the Plan shall be administered in accordance with the terms of, and as provided in, the Plan. In the event of conflict between the terms and provisions of this document and the terms and provisions of the Plan, the provisions of the Plan shall control.

Tax Impact

Please refer to the Plan Prospectus for a general description of the U.S. federal tax consequences of a SAR Award. You may also wish to consult with your personal tax advisor regarding how the SAR Award will impact your individual tax situation.

Compliance with Securities Laws

The Company will take steps required to achieve compliance with all applicable U.S. federal and state securities laws (and others, including registration requirements) and with the rules and practices of the stock exchanges upon which the stock of the Company is listed. Provisions are made within the Plan covering the effect of stock dividends, stock splits, changes in par value, changes in kind of stock, sale, merger, recapitalization, reorganization, etc.

Effect on Other Benefits

The SAR Award (and its exercise) is not intended to impact the coverage of or the amount of any other employee benefit plans in which you participate that are sponsored by the Company and any of its subsidiaries or affiliates.

Further Information

For more detailed information about the Plan, please refer to the Plan prospectus or the Plan itself. Copies of the prospectus and the Plan can be obtained from the Executive Compensation intranet Web site at https://hsd.cat.com/executivecompensation. If you have any questions regarding your equity compensation under the Plan, please contact Paul Gaeto, Director of Compensation + Benefits at (309) 675-5624.